UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G/A

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          LIFE SCIENCES RESEARCH, INC.
                                (NAME OF ISSUER)

                  VOTING COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   532169 10 9
                                 (CUSIP NUMBER)

                                 April 22, 2002
             ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1 (b)
|X|      Rule 13d-1 (c)
|_|      Rule 13d-1 (d)

-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 532169 10 9                 13G                     Page 2 of 10 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Little Wing, L.P., 13-3778596

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:         (a)  |_|
                                                                    (b)  |X|
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
         NUMBER OF SHARES                5. SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON WITH   6. SHARED VOTING POWER: 0

                                         7. SOLE DISPOSITIVE POWER: 0

                                         8. SHARED DISPOSITIVE POWER: 0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
         |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%

12.      TYPE OF REPORTING PERSON*: PN

------------------------------
* See Instructions before filling out!

CUSIP NO. 532169 10 9              13G                        Page 3 of 10 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:           (a)  |_|
                                                                      (b)  |X|
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
         NUMBER OF SHARES           5.      SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING          6.      SHARED VOTING POWER: 0
         PERSON WITH
                                    7.      SOLE DISPOSITIVE POWER: 0

                                    8.      SHARED DISPOSITIVE POWER: 0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
         |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%

12.      TYPE OF REPORTING PERSON*: CO

------------------------------
* See Instructions before filling out!

CUSIP NO. 532169 10 9                 13G                     Page 4 of 10 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Quilcap Corp., 13-3780878

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:          (a)  |_|
                                                                    (b)  |X|
3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
        NUMBER OF SHARES               5.  SOLE VOTING POWER: 0
        BENEFICIALLY OWNED
        BY EACH REPORTING PERSON WITH  6.  SHARED VOTING POWER: 0

                                       7.  SOLE DISPOSITIVE POWER: 0

                                       8.  SHARED DISPOSITIVE POWER: 0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
        |_|

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%

12.     TYPE OF REPORTING PERSON*: CO

------------------------------
* See Instructions before filling out!

CUSIP NO. 532169 10 9                   13G                   Page 5 of 10 Pages

1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Quilcap International Corp., 13-3868725

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:          (a)  |_|
                                                                     (b)  |X|
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
         NUMBER OF SHARES           5.       SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING          6.       SHARED VOTING POWER: 0
         PERSON WITH
                                    7.       SOLE DISPOSITIVE POWER: 0

                                    8.       SHARED DISPOSITIVE POWER: 0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
         |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  0%

12.      TYPE OF REPORTING PERSON*: CO

------------------------------
* See Instructions before filling out!

CUSIP NO. 532169 10 9                     13G                 Page 6 of 10 Pages

         Schedule 13G/A1 of Little Wing, L.P ("Little Wing"), Tradewinds Fund Ltd. ("Tradewinds"), Quilcap Corp. ("Quilcap Corp."), and Quilcap International Corp. ("Quilcap International") with respect to the voting common stock, par value $.01 per share (the "Common Shares") of Life Sciences Research Inc. (the "Company").

ITEM 1 (a)        NAME OF ISSUER:
                  Life Sciences Research, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  P.O. Box 2360, Mettlers Road, East Millstone, NJ 08875

ITEM 2 (a)        NAME OF PERSON FILING:
                  Little Wing, L.P. ("Little Wing")
                  Tradewinds Fund Ltd. ("Tradewinds")
                  Quilcap Corp. ("Quilcap Corp.")
                  Quilcap International Corp. ("Quilcap International")

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Little Wing, L.P.
                  c/o Quilcap Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

                  Tradewinds Fund Ltd.
                  c/o Quilcap International Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

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CUSIP NO. 532169 10 9              13G                        Page 7 of 10 Pages

                  Quilcap Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

                  Quilcap International Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

ITEM 2 (c)        CITIZENSHIP:
                  Little Wing is a limited partnership organized under the laws of the State of Delaware. Quilcap Corp. and Quilcap
                  International are each corporations organized under the laws of the State of Delaware. Tradewinds is a corporation organized under the laws of the British Virgin Islands.

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Voting Common Stock, Par Value $.01 Per Share (the "Common
                  Shares")

ITEM 2 (e)        CUSIP NUMBER:
                  532169 10 9

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a)   (   )  Broker or Dealer registered under Section 15 of
                               the Securities Exchange Act of 1934 (the "Act")
                  (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
                  (c)   (   )  Insurance Company as defined in Section 3(a)(19)
                               of the Act
                  (d)   (   )  Investment Company registered under Section 8 of
                               the Investment Company Act of 1940
                  (e)   (   )  An investment adviser in accordance with Rule
                               13d-1(b)(1)(ii)(E);
                  (f)   (   )  An employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)   (   )  A parent holding company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h)   (   )  A savings association as defined in Section 3(b)
                               of the Federal Deposit Insurance Act;

CUSIP NO. 532169 10 9                   13G                   Page 8 of 10 Pages

                  (i)   (   )  A church plan that is excluded from the
                               definition of an investment company under Section
                               3(c)(14) of the Investment Company Act;
                  (j)   (   )  A Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.           OWNERSHIP
                  (a)   Amount Beneficially Owned:
                        0

                  (b)   Percentage of Class:
                        5.27% (based on the 11,032,578 Common Shares reported to be outstanding in the Issuer's Form 10-K for the period ended December 31, 2001)

                  (c)   Number of shares as to which such person has:
                        (i)   sole power to vote or to direct the vote: -0-
                        (ii)  shared power to vote or to direct the vote:
                              0
                        (iii) sole power to dispose or to direct the disposition
                              of: -0-
                        (iv) shared power to dispose to direct the disposition of: 0

         Quilcap Corp. is the general partner of Little Wing. Quilcap International is the investment manager to Tradewinds. Little Wing has the power to vote and dispose of its Common Shares, which power may be exercised by Parker Quillen, as President of Quilcap Corp., the general partner to both entities. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Parker Quillen, as President of Quilcap International, the investment manager to Tradewinds.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON
                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

CUSIP NO. 532169 10 9            13G                          Page 9 of 10 Pages

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10.          CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 532169 10 9                  13G                   Page 10 of 10 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2002


LITTLE WING, L.P.                           QUILCAP CORP.

By:    Quilcap Corp.,
       General Partner

By: /s/ Parker Quillen                      By: /s/ Parker Quillen
        ------------------------                -------------------------
        Parker Quillen, President               Parker Quillen, President


TRADEWINDS FUND LTD.                        QUILCAP INTERNATIONAL CORP.

By:  Quilcap International Corp.

By: /s/ Parker Quillen                      By: /s/ Parker Quillen
        -------------------------               -------------------------
        Parker Quillen, President               Parker Quillen, President